Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – August 11, 2017

Fortis INC. Announces Termination of
CONSUMER SHARE PURCHASE PLAN

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced today that it intends to terminate its Consumer Share Purchase Plan (the "CSPP") effective September 13, 2017. The CSPP is available to residents of Newfoundland and Labrador and Prince Edward Island and facilitates the investment by participants of cash and the reinvestment of dividends, in each case, to purchase common shares of the Corporation. The CSPP exists alongside the Corporation's dividend reinvestment and share purchase plan (the "DRIP"), which provides the same benefits as the CSPP, but also provides for a 2% discount to the TSX market price for all common shares purchased by DRIP participants which are issued from treasury. The DRIP will continue to be available to all shareholders resident in Canada and the United States.

The Corporation and Computershare Trust Company of Canada ("Computershare"), the administrator of the CSPP, will mail a notice and related documentation to all current CSPP participants in the coming days. Fortis encourages each CSPP participant to elect to transfer the common shares held on their behalf under the CSPP to the DRIP, in order to receive the additional benefits available to DRIP participants. CSPP participants with questions relating to the termination of the CSPP should contact Computershare directly at 1.866.586.7638.

This press release does not constitute an offer to sell or the solicitation of an offer to buy common shares of the Corporation.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of June 30, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Fortis includes forward-looking statements in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, the timing and completion of the termination of the CSPP.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the SEC. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investor Enquiries Ms. Kealey Martin Manager, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com